Contact Person:
Harry L. Robinson, President

            COHOES BANCORP REJECTS AMBANC'S INADEQUATE OFFER

     Cohoes Bancorp, Inc (Nasdaq NMS: COHB) announced today that its Board has duly reviewed Ambanc's offer of $16.50 per share and Ambanc's related materials. After considering the advice of its investment banker and legal counsel, the Cohoes Board unanimously rejected Ambanc's offer as being clearly inadequate. The offer is also highly conditional, with several conditions that cannot be met.
     The Cohoes Board of Directors also believes that Ambanc does not have the financial capability to complete its tender offer. Ambanc's bank subsidiary only has $60.9 million of equity capital at March 31, 2000, and clearly does not have the ability to dividend or advance to its parent company Ambanc sufficient funds to complete the tender offer.
     "We also believe that Ambanc's proposed price is still grossly inadequate on price as it represents only 109% of our June 30, 2000 tangible book value, and that there would be numerous legal and regulatory impediments to Ambanc's offer," continued Mr. Robinson.
     "We believe Ambanc is merely trying to prevent the successful completion of our merger of equals with Hudson River Bancorp. Our combination with Hudson River will create a strong, attractive franchise, will increase earnings per share and will benefit all of our shareholders," concluded Mr. Robinson.

     This release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risk and uncertainty. It should be noted that a variety of factors could cause the combined company's actual results and experience to differ materially from the anticipated results or expectations expressed in the forward-looking statements. Cohoes does not undertake, and specifically disclaims, any obligation to publicly release the results of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.
     Hudson River has filed a Registration Statement on Form S-4 concerning the merger with the United States Securities and Exchange Commission which includes the joint merger proxy statement/prospectus mailed to shareholders. In addition, Cohoes intends to file a Solicitation/Recommendation Statement with the United States Securities and Exchange Commission in response to the Tender Offer Statement filed by Ambanc Holding Co., Inc. or any statement to be filed by TrustCo Bank Corp NY. WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors are currently able to obtain the Form S-4 Registration Statement and will be able to obtain the Solicitation/Recommendation Statements when filed, free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Cohoes are available free of charge from the Secretary of Cohoes at 75 Remsen Street, Cohoes, New York 12047, telephone (518) 233-6500.
     Cohoes and Hudson River and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies to approve the Cohoes-Hudson River merger. INFORMATION ABOUT THE PARTICIPANTS MAY BE OBTAINED THROUGH THE SEC'S WEBSITE FROM THE S-4 REGISTRATION STATEMENT FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ON JUNE 26, 2000, AS AMENDED, AND DOCUMENTS FILED UNDER RULE 425 WITH THE SEC ON JULY 20, 2000 AND JULY 27, 2000.